Envoy Communications
                                                         Group Inc.
                                                         Annual Report 2000

Energy                              Focus                            Strength


1

Table of Contents

                    Our International Spectrum                      2

                    Best of Breed                                   4

                    Integration                                     6

                    Case Studies                                    8

                    Message to Shareholders
                      from the Chief Executive Officer             12

                    Message from the Chief Financial Officer       14

                    Management Discussion and Analysis             16

                    Financials                                     21


2

Envoy Annual Report 2000

As an international marketing communications company, Envoy builds on the strength that comes from being an international player, and the mix means everything. Our strength lies not only in our ability to cultivate strong organic growth but also in our ability to find and acquire companies with a spark of brilliance those that complement, strengthen and add intensity.


3

Our International Spectrum

THE ENERGY AND FLUIDITY OF COLOR ARE REFLECTED IN ENVOY'S INTERNATIONAL scope. We are not bound by convention we create with artistry, flare and unrivaled strategy and precision. There is a richness and depth in our approach to international growth. Envoy companies have a presence in seven major markets around the world including London, Leeds, Paris, Stockholm, New York, San Francisco and Toronto, and we will stay focused on the further development of key markets globally. This focus on global expansion and diversification is essential to our goal of meeting our client's needs, whether those needs are on a local or an international stage.

The combinations and layers achieved through the growth process create a vibrant, diversified group that draws strength and inspiration from each other and from being part of an evolving global company.


LONDON    NEW YORK    STOCKHOLM    PARIS    SAN FRANCISCO    LEEDS    TORONTO



4

Envoy Annual Report 2000

A real master uses only the best tools and materials to create an unparalleled product, brand or work of art. Envoy uses that same principle as it focuses on becoming a true best of breed company. It is committed to looking for only the best and brightest as it continues its creative exploration and its ascent to the pinnacle of the marketing communications industry.


5

Best of Breed

THE ENVOY BEST OF BREED MANDATE IS THE DRIVING FORCE BEHIND OUR continuing quest to offer our clients a distinctive kind of strength and intensity in our service offerings. Services that are, quite simply, the best in their class. Envoy companies are brilliant pools of talent that are always pushing the boundaries, always determined to lead the charge, and always eager to create the big picture. Watt International, the world's foremost retail branding and design firm, is just such a company. All of the companies under the Envoy umbrella strive to achieve the kind of international recognition Watt has garnered. They grow from within. They are both inspired by and pushed by each other's success, and the result is a group of companies committed to being best of breed.

PASSION      ENERGY       DRIVE       INTENSITY       EXCEPTIONAL      FOCUS


6

Envoy Annual Report 2000

A mix of skills and specialties under one umbrella gives Envoy the unique ability to work towards creating true integration a process that allows each company to lend its own expertise in order to create a perfectly blended solution, and to achieve end-to-end management of client communication needs.


7

Integration

A COLOR HAS THE POWER TO INFUSE NEW LIFE INTO ANOTHER. A drop of blue in a sea of yellow creates an entirely new shade. A touch more deepens the hue. Yellow transforms as it is influenced by the presence of a different color. It changes its perspective and becomes something entirely new. Envoy's group of companies share this trait. Each is strong and bold on its own, yet each has the power to strengthen and support another simply by lending its own knowledge and expertise its own characteristic hue.

The result of this strategic integration is the potential for a dynamic mix of world-class skills and an ideal palette of resources. It also means total business management and the ease of dealing with a common culture and a group of companies with common goals and values. It's one voice under one umbrella, but it's also a powerful blend of specialties that creates an unrivaled creative scope.

STRENGTH      SUPPORT       BALANCE      SYNERGY       COMPLEMENT       BLEND


8

A Technology Solution

When Panasonic Canada Inc. decided to launch a groundbreaking extranet that would build closer ties with the business partners that service its products, they collaborated with our technology group to explore possible solutions. Through detailed analysis and strategic technological support, the goal was transformed into reality.

Using a technology solution based on the Microsoft platform, two Web applications were designed, one for use by the service centers and the other for use by PCI to administer the application. The solution's architecture was developed in such a way that allows the application to grow while keeping the initial hardware costs down.

Only then was PCI able to achieve its first priority, which was to help service centers improve the quality of service to consumers. They now have up-to-date manuals, service literature and online parts-ordering capabilities.

ADIDAS-SALOMON      ARMSTRONG     BASF     CIBC     CASTROL     CDNOW     KIA
FEDEX         HEWLETT PACKARD        NATIONAL DISCOUNT BROKERS        SAFEWAY
INTEL     JD EDWARDS     PIZZA HUT       OXFORD PROPERTIES     LEXUS     IMAX


9

A Corporate Branding Solution

Oxford Properties is beginning to change traditional industry standards by focusing on service and not just on steel and girders. A key component in Oxford's evolution was the development of a detailed branding program. Our brand consultancy worked with key Oxford executives to design a program to educate Oxford tenants, allowing them to get maintenance issues solved quickly and simply. The result was MAXX: a cartoon maintenance man whose name is featured in both the phone and Web elements of the program. Results show that 85% of tenants now know to call 310-MAXX whereas, prior to the program, very few tenants knew where to go for help.

During the process, the branding team also recognized that there was an opportunity for the Oxford master brand's visual identity to be more closely linked with its Building Relationships philosophy. An identity system featuring a "dynamic O" that graphically depicted the company's flexibility and foresight, and a communications style and voice for the brand were created. A brand champion day was also held to educate key stakeholders, ensuring that the brand was understood and supported from within the organization.

HONDA        HUMMINGBIRD        MAC COSMETICS        LCBO       SPRINT CANADA
PETSMART      PANASONIC       WAL-MART       PRUDENTIAL (USA)        IDEACITY
STEELCASE          SALOMONSMITHBARNEY        TD WATERHOUSE (USA)         CIBC


10

An Advertising Solution

Drawing on the strategic and creative strength of our New York based advertising agency, a hard-driving advertising campaign was developed for Castrol GTX to take advantage of subtle changes that were occurring in the market. The approach worked.

Relying on evoking emotion in a category filled with rational claims, the campaign linked the love a man has for his car with his tough driving style and his need for the best protection money can buy. It focused on a man's relationship with his car a relationship that's unlike anything else in a car lover's life. The campaign gave men permission to drive hard.

Results tracked since the launch of the campaign indicate that awareness is growing and sales have increased. In fact, within the first four months of the campaign, unaided brand awareness and share grew significantly among Castrol's core target market.

ARMSTRONG        ARXX BUILDING PRODUCTS        JD EDWARDS         BASF CANADA
SPAR AEROSPACE      IDEACITY       LCBO      LEXUS      PANASONIC    WAL-MART
THE LOYALTY GROUP       PIZZA HUT       INTEL       OXFORD PROPERTIES     KIA


11

A Retail Branding and Design Solution

Wal-Mart has a long-standing relationship with our retail branding and design group. When Wal-Mart formed an agreement to license the General Electric brand for an exclusive line of small appliances, they drew upon the expertise of this group. This partnership produced a strategic design solution that promoted the premium nature of the products while maintaining the integrity of the worldwide GE brand.

The result was a product-focused design that featured a clear explanation of the unique benefits and key features, supported by lifestyle photography that reflected the typical Wal-Mart consumer. The design also included information about the GE/Wal-Mart partnership and explained how, together, the two brands are bringing innovation, affordability and quality to shoppers.

After the initial launch, data showed that sales exceeded expectations, and the program will now be launched in Mexico, Canada and other global markets.

NATIONAL DISCOUNT BROKERS         ARMSTRONG         CASTROL          CDNOW
MAC COSMETICS       SAFEWAY       BASF       PETSMART       ADIDAS-SALOMON
INTEL PRUDENTIAL (USA)         JD EDWARDS      HEWLETT PACKARD        IMAX


12

Envoy Annual Report 2000

New opportunities give life color. What you do with those opportunities gives life power. In 2000 Envoy seized strategic opportunities, infusing vibrancy and strength into the company and creating a palette that is, quite simply, brilliant.

2000: A BRIGHT YEAR

2000 was indeed a bright year for Envoy as we recorded yet another year of record performance. Our commitment and focus was to aggressively grow the company and deliver our organization to the next level of strength.

Financially Envoy has never been stronger. We posted record growth in both net revenue and EBITDA (earnings before interest expense, income taxes, depreciation and amortization) in 2000. We communicated a target of $10 million in EBITDA, which was a growth rate of 39% over 1999, and we delivered on that goal. We also targeted a $100 million net revenue run rate by the end of December 2000, and with the planned acquisition of Leagas Delaney, we have well surpassed that goal. Actual net revenue for the year was $58.6 million, up 40% from 1999. We are also pleased to report that along with the strong growth in net revenue, we were able to maintain our operating margin at 17.3%. This performance against operating margin keeps Envoy among the top performers in our industry.

Key to our development in 2000 was the further expansion and diversification of the business. In particular, our efforts have been focused on diversification of both our services and our geographical presence. We added service capabilities in the rapidly expanding area of entertainment complex and shopping center design, as well as significant muscle in our abilities to manage back-end e-business solutions for our clients. Through both organic growth and acquisitions, we expanded into the U.S. market by opening offices in San Francisco, and in Europe through added facilities in London, Leeds, Paris and Stockholm. We believe that this further diversification will better enable Envoy to protect our margins and overall financial performance from unique market and industry economic slowdowns.

Our focus on best of breed remains a key driver in our efforts to grow organically. Watt International continued to extend its reputation as one of the premier branding and design companies in the world. We also significantly enhanced our technology capabilities with the addition of Sage Information Consultants, a leading back-end e-business solutions provider. This collection of leading-edge strength on a multidiscipline global platform ensures that we are able to attract marquee international clients as well as the best and brightest minds in the industry.

Finally, we had set a goal to expand our presence in the U.S. financial community.

This was achieved in June 2000 when we gained a listing for our stock on the New York based NASDAQ exchange.

As you can see, 2000 was a year of great success and accomplishment.


13

Letter to Shareholders

2001 AND BEYOND: A BRILLIANT FUTURE

2001 will see us reap the rewards of our investments and provide a platform for us to further extend our vision.

We aspire to be our clients' most valued marketing communications business partner in building and leveraging their brands through strategically and creatively lead integrated services. The core disciplines of design, marketing and technology will be the cornerstone of our integrated marketing communications offering.

In the next 12 to 18 months, we will build on our successes of 2000. We will focus on three key areas:

1. We will further strengthen our financial performance. Net revenue and EBITDA growth rates are projected to achieve record results, exceeding 40% growth. Operating margins will remain in the top quartile of performance compared with others in our industry.

2. We will continue to drive strong organic growth within the organization. Our best of breed service offerings will continue to enhance the reputation that our brands have built for delivering high-quality services. We will expand our existing client base through the integration and cross-selling of our services internationally. Our current clients see this convergence as a positive factor for them, and it is also strong leverage in attracting new business and retaining prominent clients and key industry professionals.

3. We intend to continue to pursue strategic acquisitions as a secondary vehicle to expand and diversify our business. We will focus our efforts on the further development of both the U.S. and European markets as our primary targets. Of note, with our planned acquisition of Leagas Delaney, we will further enhance our presence in London, Paris and San Francisco, and will also add Hamburg and Rome to our locations. We also plan to explore new business development opportunities to expand our current service offerings. Key areas of interest are public relations, branding and identity, and strategic consulting.

We at Envoy thank you for your support. It is important in our ability to continue to grow. We are well positioned to take advantage of opportunities on a worldwide scale, and we look forward to a year of strength and future promise.

                                        Geoff Genovese
                                        President and Chief Executive Officer
                                        Envoy Communications Group Inc.


14

Envoy Annual Report 2000

In last year's annual report I stated that we were pleased with the progress we had made to date but that we were committed to building additional value for our shareholders.

I believe that our accomplishments this year, both strategic and financial, have built additional value for our shareholders.

Our strategic goals in 2000 were to list Envoy shares on the NASDAQ, expand our operations internationally, strengthen our technology offering and expand our marketing capabilities internationally. In June 2000, Envoy shares were listed on the NASDAQ Small-Cap Market. We believe that this listing has long-term strategic value for Envoy and our shareholders because it establishes our shares on a major international exchange and makes them more valuable as currency as we seek to expand through strategic acquisitions. In completing the acquisition of Sage we added the additional back-end programming capabilities we required. We also grew internationally by acquiring U.K. based Gilchrist to support our design business in the U.K. and Europe, and we opened an office of Watt International in Sweden to capitalize on new opportunities in that market. The pending acquisition of Leagas Delaney adds another important component to our service offering, enabling us to provide best of breed integrated services to our clients on an international platform across our three core disciplines: marketing, design and technology.

I mentioned in last year's annual report that as Envoy continues to grow through strategic acquisition we will be impacted by higher goodwill amortization expense. This goodwill expense represents a non-cash charge against our current earnings and, depending on the amortization period adopted by other companies, it can distort comparability of operating performance amongst peer group companies. We feel that more meaningful measurements of operating performance for a growth company like Envoy are growth in revenue and earnings before interest expense, income taxes, depreciation and amortization ("EBITDA").

FINANCIAL HIGHLIGHTS ($000's)

INCOME STATEMENT             2000            1999            % Increase
Net revenue               $ 58,606        $ 41,787                40
EBITDA                      10,151           7,280                39
Earnings before income taxes
  and goodwill amortization   7,757          5,490                41
Earnings before goodwill
  amortization                4,504          3,487                29
Net earnings                  2,910          2,877                 1
EBITDA profit margin               17.3%          17.4%           (0.5)
Fully diluted per-share amounts*
   EBITDA                       $ 0.53           $ 0.49            8
   Earnings before goodwill
     amortization                 0.24             0.24           N.C.
   Net earnings                   0.15             0.20          (25)

BALANCE SHEET                 2000            1999
Working capital            $ 11,435        $ 11,536
Shareholders' equity         62,687          40,612

* Based on 19,156,626 shares in 2000, and 14,750,247 shares in 1999


15

Message from Chief Financial Officer

Our financial performance, as summarized in the table on the opposite page, was strong again in 2000. Our net revenue (formerly referred to as gross margin) increased by approximately 40%, both through strategic acquisition and organic growth. We set a goal of achieving a net revenue run rate of over $100 million by the end of December 2000. With the planned acquisition of Leagas Delaney, Envoy's net revenue run rate will be approximately $165 million. We set a target to achieve $10 million in EBITDA in 2000. We accomplished this objective by earning $10.2 million, an increase of 39% over 1999. Envoy's EBITDA profit margin was 17.3% in 2000, which is comparable to 1999. This level of profitability ranks Envoy near the top of its peer companies in terms of EBITDA profit margin.

The following factors influenced growth in per-share amounts. Although we had capital on hand to fund acquisition growth, we deferred the execution and implementation of our acquisition strategy until our NASDAQ listing was complete. Our net earnings were impacted by higher goodwill amortization charges, and the benefit of all tax loss carryforward amounts was utilized in 1999. Going forward we have our acquisitions in place and fully financed, and we expect to resume the growth in our per-share amounts.

In December 2000, the Financial Accounting Standards Board ("FASB") in the United States announced that it is proposing that goodwill should no longer be amortized but should remain on the balance sheet at its original value, subject to an annual impairment test. The Canadian Accounting Standards Board has expressed some preliminary views that if the above proposals were approved in the United States, Canadian accounting standards would be conformed as well.
In addition, the FASB has proposed to eliminate the pooling of interests as a method of accounting for business combinations in the United States. We believe that this announcement by FASB supports our position on the inconsistency and incomparability of operating results caused by different accounting standards for business combinations and different treatment of goodwill amortization.

In summary, Envoy is well positioned to capitalize on the growth opportunities in each of our core disciplines: marketing, design and technology. We have brought together a group of companies that are profitable, strategically focused, creatively driven and technologically savvy. Our goal in 2001 is to continue to integrate our service offerings, achieve higher organic growth, maintain strong operating profits and unlock the value that we believe is inherent in our company for the benefit of shareholders.

                                        Joe Leeder
                                        Chief Financial Officer
                                        Envoy Communications Group Inc.


16

Envoy Annual Report 2000

Management Discussion and Analysis

The following section of our annual report sets forth management's discussion and analysis of the financial performance of Envoy for the year ended September 30, 2000 compared with the year ended September 30, 1999. The analysis is based on our audited financial statements, including the accompanying notes, which are presented elsewhere in this report.

Our net revenue (previously referred to as "gross margin" in the Company's Form 20-F) represents our compensation for services. A portion of our compensation from agency or advertising/marketing services is generated from non-refundable monthly agency fees and the balance is from commissions. Our compensation from non-agency or "project related" services is primarily generated from project fees and hourly charges. Net revenue does not include the recovery of any pass-through costs, such as media and production costs, incurred on behalf of clients in acting as agent for them.

Salaries and benefits and general and administrative costs represent our two largest operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation and other payroll-related costs, which are expensed as incurred. General and administrative costs include business development, office costs and professional services. Business development activities include new business pitches to potential clients and existing clients or their respective affiliates with respect to new products and services, client presentations, our own advertising and promotional costs, award entry fees and research.

NET REVENUE

Net revenue increased by 40% to $58.6 million in the year ended September 30, 2000 from $41.8 million in the year ended September 30, 1999. This increase occurred as a result of both growth through acquisition and organic growth. Effective July 1, 2000, we acquired Gilchrist Brothers Limited and effective June 1, 2000 we acquired Sage Information Consultants Inc. Both acquisitions were accounted for using purchase accounting and our results of operations reflect net revenue from the respective effective dates. These acquisitions accounted for approximately $8.6 million, or 51% of the overall increase in net revenue. Our organic growth in 2000 was $4.5 million, representing 27% of the overall increase in net revenue for the year.

In fiscal 1999, Envoy completed three acquisitions: the acquisition of Hampel Stefanides effective October 1, 1998, the acquisition of Devlin Multimedia Inc., effective January 1, and the acquisition of Watt International Inc., effective


17

Management Discussion & Analysis

May 1. Envoy's results of operations for fiscal 1999 include the acquired operations from the respective effective dates of the acquisitions. As a result of the acquisitions of Devlin and Watt, there are an additional three and seven months of net revenues for these companies, respectively, included in the September 30, 2000 results of operations that were not included in our results of operations for the year ended September 30, 1999. This accounted for $10.1 million of additional net revenue in fiscal 2000 over fiscal 1999. There are 12 months of net revenues for Hampel Stefanides included in our results of operations for the year ended September 30, 1999.

In fiscal 2000, net revenue from our advertising/marketing services represented approximately 49% of net revenue, while design and technology services represented 38% and 13% respectively. In 1999 advertising/marketing services accounted for approximately 73% of net revenue, with design and technology services accounting for 22% and 5% respectively.

Net revenues from customers located in the United States have continued to grow from $22.6 million in 1999 to $32.6 million in 2000. As a result of acquisitions, in fiscal 2000 net revenues of $4 million were generated from customers in the United Kingdom and continental Europe.

In fiscal 2000 we have endeavored to continue to expand our client base and our five largest clients accounted for 33.7% of our fiscal 2000 net revenue for such period compared to 37.7% of our fiscal 1999 net revenue. No single client accounted for over 15% of our net revenue in either year.

EBITDA

Management believes that the most important measure of profitability when evaluating a company growing through acquisitions is earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"). Using EBITDA eliminates distortions created by goodwill amortization, tax rates and interest charges and makes the operating results more comparable to other companies, particularly those companies that account for acquisitions using pooling of interests accounting.

In fiscal 2000, we earned $10.2 million in EBITDA compared with $7.3 million in fiscal 1999. This represents a growth of 39% year over year. The EBITDA profit margin in 2000 was 17.3%, similar to the EBITDA profit margin achieved in 1999.

OPERATING EXPENSES

Operating expenses increased by 40% to $48.5 million for fiscal 2000 from $34.5 million. As a percentage of net revenue, operating expenses remained constant at 83% for fiscal 2000 and fiscal 1999.

The primary reasons for the increase in operating expenses were an increase in salaries and benefits of $9.4 million, or 37%; an increase in general and administrative expenses of $3.9 million, or 56%; and an increase in occupancy costs of $675,000, or 36%. There were also increases in depreciation of $543,000, or 38%, and in goodwill amortization net of taxes of $984,000, or 161%.

The increase in salaries and benefits reflects staff of acquired operations plus the additional management and client support personnel employed to handle the continued growth and expanded operations throughout the Company and related recruiting and hiring costs. As a percentage of net revenue, salaries and benefits remained relatively constant at 60% for fiscal 2000 compared with 62% in fiscal 1999.


18

envoy annual report 2000

The additional general and administrative expenses were largely due to expanded business development activities by our existing business divisions as well as new and expanded business development activity by the acquired businesses. General and administrative expenses remained relatively constant at 18% of net revenue for fiscal 2000 compared with 17% of net revenue for fiscal 1999.

Occupancy costs increased due to additional space required to support our growth in Toronto and New York, the inclusion of the Watt Group's occupancy costs for an additional seven months and the occupancy costs associated with the acquisition of Sage and Gilchrist.

The additional depreciation charges were due to the depreciation of the costs of our additional leasehold improvements and of newly purchased capital equipment as a result of acquisitions.

The increase in interest charges was largely due to additional debt relating to acquisitions.

Earnings before income taxes and goodwill amortization increased from $5.5 million to $7.8 million, an increase of 41.3%.

In 2000, our effective income tax rate as a percentage of net income before goodwill amortization was 41.9% compared with our 1999 effective tax rate of 36.5%. The difference relates primarily to the utilization in 1999 of tax loss carryforwards, reducing our Canadian income tax liability as set forth in Note 10 of the Notes to Consolidated Financial Statements.

Goodwill amortization increased from $610,000 to $1.6 million due largely to the increased amount of goodwill derived from the acquisitions discussed above. In addition, we reduced the goodwill amortization period for Devlin from 25 years to 7 years, effective October 1, 1999, on a prospective basis. Our goodwill is largely not deductible for income tax purposes.

NET INCOME

Primarily as a result of the foregoing factors, net income remained relatively constant at $2.9 million in fiscal 2000 and fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

Envoy's principal capital requirements have been to fund acquisitions and capita expenditures and for working capital purposes. Liquidity needs were met in recent years through funds provided from operating activities, equity offerings, and from long-term borrowings as described below.

The working capital balance was $11.4 million and the cash balance was $7.1 million at September 30, 2000. At September 30, 1999 working capital was $11.5 million and cash was $15.3 million.

Net cash provided by operating activities before any increase or decrease in non-cash operating working capital was $6.2 million for the year ended September 30, 2000 and $5 million for the year ended September 30, 1999.

Additional cash may be payable in respect of the acquisition of Hampel Stefanides through September 30, 2002 depending on the financial performance of Hampel Stefanides over that period (to a maximum of $3.2 million in cash and 725,705 common shares); in respect of the acquisition of Sage through May 31, 2004 depending on the financial performance of Sage over that period (to a maximum of $11.5 million in cash and 1,446,541 common


19

Management Discussion & Analysis

shares); and in respect of Leagas Delaney over a four-year period depending on the financial performance of Leagas Delaney over that period (to a maximum of 10 million british pounds in cash and 6,944,000 common shares).

EQUITY ISSUANCES

On June 5, 2000, we issued 1,533,571 common shares through a public share offering for aggregate gross proceeds of $10.7 million (or $7.00 per share). Of the proceeds (after deduction of the agent's fee and expenses of the issue totaling $1.2 million), $6.8 million was used to finance the cash payment made subsequent to June 30, 2000 on the closing of the Sage acquisition and the remainder for acquisitions and general corporate purposes.

On May 11, 1999, we issued 3,300,000 special warrants to acquire common shares for an aggregate purchase price of $18.2 million or $5.50 per common share acquired. On August 12, 1999, each outstanding warrant was automatically exercised in accordance with its terms for one common share for no additional consideration. Of the proceeds (after deduction of the agent's fee and expenses of the issue totalling $1.9 million), $4.5 million was used to repay the credit facility described below, $7.0 million was used to finance the acquisition of the business of Watt Design and the remainder was used for general corporate purposes.

Hampel Stefanides has a letter of credit in the amount of US$250,000 to serve as a security deposit under a Hampel Stefanides sublease. Such letter of credit is secured by a restricted cash deposit. In addition, other restricted cash of $457,000 at September 30, 2000 ($175,000 at September 30, 1999)
represented customer deposits. See Note 4 of the Notes to Consolidated Financial Statements.

In June 2000, we established a new US$8 million revolving credit facility, and borrowed US$3.1 million under the facility, a portion of which was used to repay a pre-existing credit facility, which had been used, in part, to fund the acquisition of Hampel Stefanides. The purpose of this facility was to supplement our working capital position and assist with acquisitions.

Cash flow from operations as well as the availability of the remaining $4.9 million under existing credit facilities and the net proceeds of any future share offerings are expected to provide the liquidity to meet current foreseeable cash needs for at least the next year. Suitable businesses will be sought for acquisition in furtherance of the expansion strategy, and additional equity or debt financings may be effectuated to fund such acquisitions.


20

Envoy Annual Report 2000

Management Discussion & Analysis

FINANCIAL RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. The Company is subject to these risks and uncertainties and actively manages them as follows:

Interest rate risk: The Company's debt under its lending facility is described in Note 8 of the Notes to Consolidated Financial Statements. The interest on the facility is subject to market fluctuation. However, management believes that its level of debt relative to its assets and shareholders' equity is modest and, consequently, Envoy is not subject to any significant interest rate risk.

Foreign currency risk: The Company's U.S. and U.K. subsidiaries are self-sustaining operations. Consequently, the cash flow from its U.S. and U.K. subsidiaries is naturally hedged against its U.S. and U.K. liabilities including future earn-out payments. Watt also earns a significant portion of its revenue in U.S. dollars.

The Company entered into foreign currency contracts to manage its exposure to this foreign currency risk. As at September 30, 2000, Envoy had outstanding foreign currency contracts to sell US$3,135,000 in exchange for Canadian dollars over a period of 12 months at a weighted average exchange rate of CDN$1.46.

Credit risk: Envoy manages its credit risk with respect to accounts receivable by dealing with primarily large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that the Company is not subject to significant concentration of credit risk since no customer represented more than 10% of accounts receivable as at September 30, 2000 (one customer represented 15.4% of accounts receivable as at September 30, 1999).

FORWARD-LOOKING STATEMENTS

The Company and its representatives periodically make written and spoken statements, including those contained in the annual report. By their nature, forward-looking statements are subject to risks and uncertainties that could result in actual performance being materially different from anticipated results. The Company cautions readers when making decisions to consider the risks and uncertainties of forward-looking statements.

The Canadian Institute of Chartered Accountants has issued a new accounting standard for "Earnings Per Share," which is effective for fiscal years beginning on or after January 1, 2001. This new standard, which is consistent with the comparable U.S. accounting standard, uses the treasury stock method instead of the imputed interest approach for determining the dilutive effects of warrants, options and similar instruments. Under this method, diluted earnings per share for the year ended September 30, 2000 remain unchanged at $0.15, and there is no difference in the calculation of basic earnings per share.


21

Financials

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 2000 and 1999 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two-year period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended September 30, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended September 30, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2000 in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States.
A description of significant differences, as applicable to the Company, is included in note 17 to the consolidated financial statements.

The consolidated financial statements as at September 30, 1998 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 4, 1998.

Chartered Accountants
Toronto, Canada
November 24, 2000


22

Envoy Annual Report 2000

CONSOLIDATED BALANCE SHEETS
  (In Canadian dollars)
  September 30, 2000 and 1999
                                           2000           1999
ASSETS
Current assets:
  Cash                                 $ 7,105,418   $ 15,300,454
  Accounts receivable (note 3)          34,234,974     27,910,032
  Prepaid expenses                       1,732,212      1,310,608
                                        43,072,604     44,521,094

Restricted cash (note 4)                   832,337        545,982
Capital assets (note 6)                 10,448,625      7,869,486
Goodwill and other assets (note 7)      46,987,707     22,186,265
Deferred income taxes                      966,715        625,587
                                      $102,307,988   $ 75,748,414

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued
  liabilities                         $ 24,247,075   $ 27,713,688
Income taxes payable                     1,190,313      1,698,638
Deferred revenue                         1,044,873          -
Amounts collected in excess of
  pass-through costs incurred            2,307,047      1,745,814
Current portion of long-term
  debt (note 8)                          2,848,430      1,827,086
                                        31,637,738     32,985,226
Long-term debt (note 8)                  7,983,449      2,151,185

Shareholders' equity:
  Share capital (notes 9 and 11)        54,597,762     35,613,907
  Retained earnings                      8,403,367      5,492,940
  Cumulative translation adjustment       (314,328)      (494,844)
                                        62,686,801     40,612,003

Subsequent events (notes 2(e) and 16)
Commitments (note 12)
Contingencies (note 2)
Canadian and United States accounting
  policy differences (note 17)
                                      $102,307,988   $ 75,748,414

See accompanying notes to consolidated financial statements.

On behalf of the Board:


______________________________________________ Director


______________________________________________ Director



23

Financials

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Canadian dollars)
Years ended September 30, 2000, 1999 and 1998
                                         2000          1999          1998
Net revenue                         $ 58,606,235  $ 41,787,125  $ 13,491,015
Operating expenses:
  Salaries and benefits               35,132,814    25,710,153     5,938,833
  General and administrative          10,769,853     6,918,465     5,048,167
  Occupancy costs                      2,552,854     1,878,090       414,278
                                      48,455,521    34,506,708    11,401,278

Earnings before interest expense,
  income taxes, depreciation
  and goodwill amortization           10,150,714     7,280,417     2,089,737
Depreciation                           1,986,691     1,444,110       462,682
Interest expense                         407,473       346,515        20,000
Earnings before income taxes
  and goodwill amortization            7,756,550     5,489,792     1,607,055
Income taxes (note 10)                 3,252,354     2,002,995          -
Earnings before goodwill
  amortization                         4,504,196     3,486,797     1,607,055
Goodwill amortization, net of
  income taxes of $24,000
  (1999 - $11,000; 1998 - nil)         1,593,769       610,034       104,256
Net earnings                         $ 2,910,427   $ 2,876,763   $ 1,502,799
Net earnings per share (note 9(g)):
  Basic                                     $ 0.15         $ 0.20        $ 0.15
  Fully diluted                               0.15           0.20          0.15
Earnings per share before goodwill
  amortization:
  Basic                                       0.24           0.24          0.16
  Fully diluted                               0.24           0.24          0.16


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In Canadian dollars)
Years ended September 30, 2000, 1999 and 1998
                                         2000          1999          1998
Retained earnings, beginning of year $ 5,492,940  $ 2,682,142  $ 1,179,343
Loss on redemption of shares (note 9(f ))   -         (65,965)        -
Net earnings                           2,910,427    2,876,763    1,502,799
Retained earnings, end of year       $ 8,403,367  $ 5,492,940  $ 2,682,142

See accompanying notes to consolidated financial statements.


24

Envoy Annual Report 2000

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian dollars)
Years ended September 30, 2000, 1999 and 1998

                                          2000          1999          1998
Cash flows from operating activities:
  Net earnings                       $ 2,910,427  $ 2,876,763  $ 1,502,799
  Items not involving cash:
    Deferred income taxes               (285,344)      76,000         -
    Depreciation                       1,986,691    1,444,110      462,682
    Goodwill amortization              1,617,769      621,034      104,256
Net change in non-cash working capital balances:
  Accounts receivable                  1,823,856   (1,395,987)  (1,377,220)
  Prepaid expenses                        17,385     (397,950)    (317,575)
  Accounts payable and accrued
    liabilities                      (10,519,909)     229,132     (313,986)
  Income taxes payable                  (787,622)   1,794,028      124,541
  Deferred revenue                     1,044,873         -            -
  Amounts collected in excess of
    pass-through costs incurred          518,410   (3,656,333)    (249,212)
  Other                                   (9,783)      46,284      (69,935)
Net cash provided by (used in)
  operating activities                (1,683,247)   1,637,081     (133,650)

Cash flows from financing activities:
  Long-term debt                       5,198,442    5,000,000      300,379
  Long-term debt repayments           (5,497,140)  (1,410,467)        -
  Issuance of common shares for cash  10,939,807    1,361,172    2,401,846
  Redemption of common shares               -         (65,965)        -
  Reduction (increase) in restricted
    cash(277,330)                        187,718         -
  Net proceeds from special warrant issue - 16,192,731 4,825,364 Net cash provided by financing
  activities                          10,363,779   21,265,189    7,527,589

Cash flows from investing activities:
  Acquisition of subsidiaries (net of
  cash acquired (bank indebtedness
  assumed) of ($941,385); 1999 -
  $5,919,627; 1998 - $675,072)      (14,640,994)   (8,416,977)  (2,639,960)
  Purchase of capital assets         (2,428,228)   (2,017,796)  (3,128,519)
  Increase in other assets              (67,356)      (20,000)    (200,000)
Net cash used in investing
  activities                        (17,136,578)  (10,454,773)  (5,968,479)

Change in cash balance due to foreign
  exchange                              261,010      (267,201)        -

Increase (decrease) in cash          (8,195,036)   12,180,296    1,425,460

Cash, beginning of year              15,300,454     3,120,158    1,694,698
Cash, end of year                   $ 7,105,418  $ 15,300,454  $ 3,120,158

Cash flow from operations per share (note 9(g)):
  Basic                                     $ 0.33        $ 0.34       $ 0.21
  Fully diluted                             $ 0.33        $ 0.34       $ 0.20

Supplemental cash flow information:
  Interest paid                       $ 407,474     $ 334,229     $ 20,001
  Income taxes paid                   3,489,185        68,774         -
  Shares issued during the year for
    non-cash consideration            6,850,311     3,691,800      500,000

See accompanying notes to consolidated financial statements.


25

Financials

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (In Canadian dollars)
  Years ended September 30, 2000, 1999 and 1998

The Company, continued under the Business Corporations Act (Ontario), with operations in the United States, the United Kingdom, Continental Europe and Canada, provides integrated e-marketing and communication services. The core disciplines are advertising, branding and digital professional services, which include strategy, creative design and technology infrastructure services necessary to build and maintain successful e-businesses.

1.     Significant accounting policies
  (a)  Basis of presentation:
       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of certain significant differences, as applicable to the Company, is included in note 17.

  (b)  Principles of consolidation:
       The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy
       Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Significant subsidiaries are as follows:
                                       % of             Jurisdiction of
       Company                         ownership        incorporation

Communique Incentives Inc.             100              Ontario
The Communique Group Inc.              100              Ontario
Promanad Communications Inc.           100              Ontario
Hampel Stefanides, Inc.                100              Delaware
Devlin Multimedia Inc.                 100              Ontario
Watt International Inc.                100              Ontario
Sage Information Consultants Inc.      100              Ontario
Gilchrist Brothers Limited             100              United Kingdom

Effective October 1, 2000, Promanad Communications Inc. was amalgamated with The Communique Group Inc.

  (c)  Use of estimates:
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  (d)  Capital assets:
       Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

       Asset                          Basis              Rate

       Audiovisual equipment          Straight line      2-5 years
       Computer equipment             Declining balance  30-50%
       Furniture and equipment        Declining balance  20%
       Leasehold improvements                            Over term of leases

  (e)  Revenue recognition:
       Effective September 30, 2000, the Company presents, as net revenue, its net commission and fee income earned as compensation for its services. Previously, the Company presented as revenue its gross billings to its customers, which included the recovery of pass-through costs incurred in connection with its agency services. This change in presentation has no impact on the Company's net earnings and these financial statements have been adjusted to reflect this change. Further, the balance sheet has been adjusted to reflect the following:

       (i) the reclassification out of deferred revenue, those amounts collected from customers in excess of pass-through costs incurred such that deferred revenue would represent only fees billed and collected in advance of such fees being earned; and

       (ii) the reclassification of reimbursable pass-through costs to unbilled accounts receivable.


26

Envoy Annual Report 2000

Net revenue represents the Company's compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company's agency and non-agency projects are short term in nature.

Fees earned for non-agency services are recognized either upon the performance of the Company's services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company's services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

When the Company's compensation for its agency services is based on commissions, net revenue comprises (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement, and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of the Company's services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto.

When the Company's compensation for its agency services is fee based, net revenue comprises non-refundable monthly agency fees, which are recognized in the month earned.

Pass-through costs related to production are accrued and recorded in accounts receivable, as unbilled reimbursable costs, at the time the third party suppliers render their services. Pass-through costs related to media are accrued at the time the advertisement appears or is broadcast.

  (f)  Goodwill:
       Goodwill, being the excess of purchase price over the fair values of net assets acquired, is initially stated at cost with amortization being provided on a straight-line basis ranging from 7 to 25 years.

       Annually, the Company assesses the recoverability of the carrying value of its goodwill and the related amortization period. As part of the evaluation, the Company considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in a permanent impairment of goodwill.

       Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill . These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows. The impact of such write-downs on the amortization period is simultaneously assessed. The Company believes there has been no impairment in the value of goodwill.

  (g)  Foreign currency translation:

       With the exception of translation of the Company's foreign subsidiaries and certain of its long-term debt, at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year. Unrealized gains or losses on long-term debt that is designated as a hedge of foreign subsidiaries are deferred and recorded as a separate component of shareholders' equity.

       The financial statements of the Company's foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders' equity.

  (h)  Income taxes:

       Income taxes are provided using the tax allocation method whereby income taxes are recorded in the period in which transactions affect earnings, regardless of the period in which transactions are recognized for income tax purposes.

2.     Acquisition of subsidiaries

  (a) Effective July 1, 2000, the Company acquired 100% of the outstanding shares of Gilchrist Brothers Limited (Gilchrist), a United
       Kingdom-based digital imaging and design firm, in exchange for cash consideration of $3,235,798 (1,460,000 british pounds) and a $5,325,215 (2,402,750 british pounds) non-interest-bearing promissory note payable, repayable in semi-annual instalments over the next two years to June 30, 2002. The Company has the option to prepay the promissory note on or before December 31, 2000 in exchange for a cash payment of $4,676,393 (2,110,000 british pounds). The present value of the promissory note of $4,458,614 (2,011,738 british pounds) together with the initial cash consideration represent the total purchase price.


27

Financials

The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 20 years. The fair value of the net assets acquired at July 1, 2000 was as follows:

Non-cash working capital                                         $ 1,046,094
Capital assets                                                     2,001,319
Long-term debt                                                    (2,165,325)
Net assets                                                           882,088

Total consideration including bank indebtedness assumed            8,593,970

Excess of purchase price over fair value
  of net assets acquired allocated to goodwill                   $ 7,711,882

  (b) Effective June 1, 2000, the Company acquired 100% of the outstanding shares of Sage Information Consultants Inc. (Sage), a digital professional service firm operating in the United States and Canada, in exchange for cash consideration of $6,750,000 and the issuance of 503,145 common shares of the Company with a fair value of $4,000,000. The Company may be required to pay additional consideration, to a maximum amount of $11,500,000 in cash and 1,446,541 common shares, based on the attainment of certain operating results over each of the next four years to May 31, 2004. The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 10 years. Future consideration will be accounted for as goodwill at the time it becomes payable. The fair value of the net assets acquired at June 1, 2000 was as follows:

       Non-cash working capital                                   $ 104,663
       Capital assets                                               141,578
       Deferred income taxes                                         53,000
       Net assets                                                   299,241

       Total consideration including bank indebtedness assumed   12,270,724

       Excess of purchase price over fair value of net assets
         acquired allocated to goodwill                        $ 11,971,483

  (c) Effective May 1, 1999, the Company acquired substantially all of the assets and the liabilities of The Watt Design Group Inc. (Watt), a packaging and retail environment design business, in exchange for cash consideration of $6,700,000. Costs associated with the acquisition of $470,000 were satisfied by the issuance of 100,000 common shares of the Company with a fair value of $470,000. The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net assets acquired at May 1, 1999 was as follows:

       Non-cash working capital                                 $ 4,054,000
       Capital assets                                               939,000
       Net assets                                                 4,993,000

       Total consideration less cash acquired                     7,569,000

       Excess of purchase price over fair value of
         net assets acquired allocated to goodwill              $ 2,576,000

  (d) Effective January 1, 1999, the Company acquired 100% of the outstanding shares of Devlin Multimedia Inc. (Devlin), an interactive communication services business, in exchange for initial cash consideration of $575,000 and the issuance of 225,060 common shares of the Company with a fair value of $925,000. The Company may be required to pay additional consideration, to a maximum of $4,500,000, based on Devlin's attainment of certain operating results over the next two years to December 31, 2001. However, management believes the likelihood of paying this contingent consideration is remote. The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over seven years. Future consideration, if any, will be accounted for as additional goodwill at the time it becomes payable.


28

Envoy Annual Report 2000

     The fair value of the net assets acquired at January 1, 1999 was as follows:

     Non-cash working capital                                        $ 9,000
     Capital assets                                                  158,000
     Long-term debt                                                  (88,000)
     Net assets                                                       79,000

Total consideration including bank indebtedness assumed            1,613,000

Excess of purchase price over fair value
of net assets acquired allocated to goodwill                     $ 1,534,000

  (e) Effective October 1, 1998, the Company acquired 100% of the outstanding shares of Hampel Stefanides, Inc. (Hampel Stefanides), a full-service advertising and commercial design agency operating in the United States, in exchange for initial cash consideration of $5,587,349 (US$3,649,000) and the issuance of 581,395 common shares with a fair value of $2,296,800 (US$1,500,000). In September 1999, the Company recorded additional consideration of $4,134,002. The consideration was paid on November 4, 1999 by way of a cash payment of $1,703,802 and the issuance of 450,040 common shares of the Company with a fair value of $2,430,200. During the year, additional cash consideration of $554,788 (US$375,000) was paid. Additional cash consideration of $375,875 (US$250,000) is included in accounts payable and accrued liabilities as at September 30, 2000 and has been included as part of total consideration.

       In September 2000, the Company determined that additional consideration was owing, in the form of cash and shares of the Company, based on Hampel Stefanides's operating results for the year ended September 30, 2000 and such amount has been recorded as at September 30, 2000. The aggregate consideration of $5,348,600 was paid on November 1, 2000 by way of a cash payment of $1,724,776, which is included in accounts payable and accrued liabilities, and the issuance of 444,641 common shares of the Company with a fair value of $3,623,824, which are included in share capital as at September 30, 2000, as shares to be issued (note 9(a)).

       The Company may be required to pay additional consideration, to a maximum amount of $3,190,908 (US$2,100,000) in cash and 725,705 common shares, based on the attainment of operating results over the next two years to September 30, 2002. Future consideration, if any, will be accounted for as additional goodwill at the time it becomes payable.

       The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net liabilities acquired on October 1, 1998 and consideration accounted for to date was as follows:

       Non-cash working capital deficiency                       $ (6,171,687)
       Capital assets                                               1,676,664
       Restricted cash                                                765,600
       Net liabilities                                             (3,729,423)

       Consideration less cash acquired, September 30, 1999         7,475,961
       Additional consideration:
         Cash                                                       1,724,776
         Issuance of 444,641 common shares                          3,623,824
       Total consideration less cash acquired                      12,824,561

       Purchase price and fair value of net liabilities
         acquired allocated to goodwill                          $ 16,553,984

  (f) Effective June 1, 1998, the Company acquired 100% of the outstanding shares of Promanad Communications Inc. (Promanad), a full-service advertising agency, in exchange for initial cash consideration of $2,937,142 and the issuance of 119,047 common shares of the Company with a fair value of $500,000. In June 1999, the Company determined that additional cash consideration of $661,675 and the issuance of 52,514 common shares of the Company with a fair value of $367,598 was payable.

       In June 2000, the Company determined that additional consideration was payable based on Promanad's operating results for the 12 months ended May 31, 2000. The consideration comprised cash of $678,636 and the issuance of 53,860 common shares of the Company with a fair value of $420,108.

       This acquisition was accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years.


29

Financials

The fair value of the net liabilities acquired at June 1, 1998 and consideration accounted for to date was as follows:

     Non-cash working capital deficiency                         $ (954,000)
     Capital assets                                                 522,000
     Net liabilities                                               (432,000)

     Consideration, net of cash acquired, September 30, 1999 3,977,415 Additional consideration:
       Cash                                                         678,636
       Issuance of 53,860 common shares                             420,108
     Total consideration less cash acquired                       5,076,159
     Purchase price and fair value of net liabilities
       acquired allocated to goodwill                           $ 5,508,159

 3.    Accounts receivable
       Accounts receivable comprises the following:
                                                   2000            1999
       Trade receivables                       $ 25,844,406    $ 22,377,718
       Accrued revenue                            2,652,275       2,140,203
       Unbilled pass-through costs                5,738,293       3,392,111
                                               $ 34,234,974    $ 27,910,032
 4.    Restricted cash
       Restricted cash includes the following:

  (a)  $375,875 (US$250,000) (1999 - $371,002 (US$250,000)) bank certificate of deposit pledged against a letter of credit for a building lease of Hampel Stefanides.

  (b) A trust account established for Communique Incentives Inc. for customer deposits of $456,462 (1999 - $174,980).

 5.    Related party transactions
       Certain management and administrative costs and costs relating to acquisitions totalling $300,000 (1999 - $250,000, 1998 - $175,000)
       were paid during the year to a company controlled by a director and are recorded at the exchange amount, being the amount agreed to by the related parties.

 6.    Capital assets
                                                  Accumulated       Net book
       2000                        Cost           depreciation      value

       Audiovisual equipment       $ 780,918      $ 741,376           $ 39,542
       Computer equipment          5,353,477      2,716,779          2,636,698
       Furniture and equipment     3,104,075      1,899,577          1,204,498
       Leasehold improvements      7,586,318      2,000,031          5,586,287
       Assets under capital leases 1,055,624         74,024            981,600
                                $ 17,880,412    $ 7,431,787       $ 10,448,625

                                                  Accumulated       Net book
       1999                        Cost           depreciation      value

       Audiovisual equipment       $ 780,918      $ 727,323           $ 53,595
       Computer equipment          3,469,173      1,783,760          1,685,413
       Furniture and equipment     2,828,225      1,569,315          1,258,910
       Leasehold improvements      4,671,562      1,235,742          3,435,820
       Assets under construction   1,435,748           -             1,435,748
                                $ 13,185,626    $ 5,316,140        $ 7,869,486


30

Envoy Annual Report 2000

 7.    Goodwill and other assets
                                                       2000            1999

       Goodwill, net of accumulated amortization
         of $2,934,156 (1999 - $1,316,387)         $ 46,707,924    $ 21,916,265
       Mortgage receivable (i)                      200,000             200,000
       Other                                         79,783              70,000
                                                   $ 46,987,707    $ 22,186,265
       (i)  Mortgage receivable:
            The Company holds a non-interest-bearing, second mortgage receivable from one of its senior officers.

            The mortgage receivable has the following repayment schedule:

            2002                                                        $ 8,000
            2003                                                          8,000
            2004                                                         12,000
            2005                                                         12,000
            Thereafter                                                  160,000
                                                                      $ 200,000
 8.    Long-term debt
                                                       2000             1999
       Revolving credit facility, U.S. prime rate
         plus 0.125% to 0.250% or at the London
         Inter-Bank Offered Rate plus 1.75%
         to 2.25% (i)                              $ 4,727,043       $    -

       Non-interest-bearing promissory note, issued
         July 1, 2000, repayable in semi-annual
         installments over three years to June 30,
         2002 (note 2(a))                            4,564,856            -

       Loan payable to landlord, 3.5% per annum, due
         July 1, 2009, repayable in monthly
         installments of $7,665 principal and interest 694,337         200,000

       Loan payable to landlord, 0.925% per annum, due
         January 1, 2003, repayable in monthly
         installments of $6,728 principal and interest 180,379         260,380

       Capital lease, 12.3% over the lease period,
         repayable in quarterly installments of
         $56,139 (25,330 british pounds) principal and interest,
         due January 2003                              459,731           -

       Capital leases, 11.1% to 13.9% over the lease
         period, repayable in quarterly installments of
         $43,771 (19,750 british pounds) principal and interest,
         due between April 2001 and April 2002         178,563           -

       Term loan, prime plus 1.5% per annum, due October
         2002, repayable in monthly principal installments
         of $138,889, plus interest                        -         3,472,222

       Other                                            26,970          45,669
                                                    10,831,879       3,978,271
Less current portion                                 2,848,430       1,827,086
                                                   $ 7,983,449     $ 2,151,185


31

Financials

       (i) During the year, the Company established a US$8 million revolving credit facility and repaid its existing term loan. The term of the facility is two years and can be converted on June 29, 2002, being the second anniversary date, into a three-year term loan. Interest rates on the facility are variable based on certain leverage ratios and as at September 30, 2000 the interest rate was 9.5%. The facility is secured by a registered general security agreement guarantee. Under the terms of the debt facility the Company is required to maintain certain financial ratios.

Principal repayments are as follows:

2001                                                $ 2,848,430
2002                                                  2,625,741
2003                                                    150,584
2004                                                     76,520
2005                                                     79,221
Thereafter                                            5,051,383
                                                   $ 10,831,879

 9.    Share capital
  (a)  Authorized:
        50,000,000 common shares without par value (1999 - 50,000,000;
        1998 - 50,000,000)
        Issued:
                 2000                    1999                    1998
           Number                  Number                  Number
           of shares  Amount       of shares  Amount       of shares Amount
Balance,
  beginning
  of year   18,349,005 $35,613,907 13,231,618  $10,634,371  7,604,635 $2,757,164

Common shares issued
for cash pursuant to:

  Public
   offering  1,533,571 10,128,823       -            -          -          -
  Stock
   options
   exercised   214,000    811,100    273,000       873,810    205,000    243,925
  Acquisitions 557,005  4,420,108    958,969     4,076,544    157,021    649,997
  Special
   warrants
   exercised      -          -     3,300,000    17,111,620  1,633,382  4,825,364
  Warrants
   exercised      -          -       135,378       487,362  3,631,580  2,157,921
            20,653,581 50,973,938 17,898,965    33,183,707 13,231,618 10,634,371

Shares to be issued in respect
  of contingent consideration
  (note 2(e))  444,641  3,623,824    450,040     2,430,200      -           -

Balance,
  end of
  year      21,098,222$54,597,762  18,349,005  $35,613,907 13,231,618$10,634,371

  (b)  Public offering:
       On June 5, 2000, the Company issued 1,533,571 common shares through a public share offering for gross proceeds of $7.00 per share and aggregate proceeds of $10,734,997. Net proceeds recorded as share capital were $10,128,823 after deducting issue costs of $1,195,965 and recording the related tax recovery of $589,791.

  (c)  Private placement transaction:
       On May 11, 1999, the Company issued 3,300,000 special warrants in a private placement for cash consideration of $5.50 per special warrant and aggregate proceeds of $18,150,000. Net proceeds recorded as share capital, after deducting issue costs of $1,957,269 and the related tax recovery of $918,889, were $17,111,620. On July 30, 1999, the Company filed a final prospectus with certain securities commissions in Canada to qualify 3,300,000 common shares which were issued on the exercise of the special warrants.

  (d)  Stock option plans:
       The Company has reserved 3,000,000 common shares under its stock option plans. Under the plans, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. Options granted after November 1997 have vesting periods ranging from date of grant and up to five years. Options granted prior to November 1997 vested upon grant. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2000 and 2005.


32

envoy annual report 2000

Details of the options are as follows:
                                                           Weighted average
                                                           exercise
                                       Number of options   price per share
Options outstanding, September 30, 1997          655,000             $ 2.51
Options granted                                1,240,000               3.79
Options exercised                               (205,000)              1.19
Options canceled                                (135,000)              2.94
Options outstanding, September 30, 1998        1,555,000               3.60
Options granted                                1,116,500               4.86
Options exercised                               (273,000)              3.20
Options canceled                                (322,000)              3.75
Options outstanding, September 30, 1999        2,076,500               4.30
Options granted                                  774,000               7.43
Options exercised                               (214,000)              3.79
Options canceled                                (296,000)              4.72

Options outstanding, September 30, 2000        2,340,500             $ 5.33

Options exercisable, September 30, 2000        1,137,673             $ 5.05

Options exercisable, September 30, 1999          638,333             $ 4.64

The range of exercise prices for options outstanding and options exercisable at September 30, 2000 are as follows:

                    Options outstanding                    Options exercisable
                               Weighted                               Weighted
                                average  Weighted                      average
Range of                       exercise  average                      exercise
exercise price  Number            price  contractual life  Number        price
$ 3.62-4.70     1,260,000        $ 3.89        2.79 years  659,168      $ 3.81
  6.20-7.70     1,080,500          7.02        4.25 years  480,505        6.74

  (e)  Common share purchase warrants:
       In 1996, pursuant to two private placement transactions, the Company issued 2,631,580 common share purchase warrants, having an exercise price of $0.44 to January 29, 1998 and 1,000,000 common share purchase warrants, having an exercise price of $0.85 to September 12, 1997 and $1.00 thereafter to September 30, 1998. During 1998, all of the 3,631,580 warrants were exercised at prices ranging from $0.44 per share to $1.00 per share and an equivalent number of common shares were issued for aggregate cash proceeds of $2,157,921.

  (f)  Loss on redemption of shares:
       During 1999, the Company paid $65,965 to an employee upon the surrender and cancellation of 97,000 vested stock options. The cash payment represented the excess of the fair value of the options of $332,040 over the aggregate exercise price of $266,075 and has been charged to retained earnings as a loss on redemption of shares.

  (g)  Net earnings and cash flow from operations per share:
       Earnings and cash flow figures per share are based on the weighted average number of basic common shares outstanding during the year of 19,156,626 (1999 - 14,750,247; 1998 - 10,075,366) and fully diluted common shares outstanding of 19,156,626 (1999 - 14,750,247; 1998 -
       10,653,351).

       Basic and fully diluted cash flow from operations per share have been calculated using the cash flows from operating activities, excluding net changes in non-cash working capital balances.


33

Financials

10.    Income taxes

       The income tax expense in the consolidated statement of operations varies from the amount that would be computed by applying Canadian statutory rates to earnings before income taxes and goodwill charges.

                                  2000               1999              1998
Income taxes at statutory
  rates                 $ 3,420,638  44.1%  $ 2,448,447  44.6%  $ 716,746  44.6%
Increase (decrease) in income
  taxes resulting from:
  Expenses deducted in the
    accounts which have no
    corresponding deduction
    for income taxes        168,476   2.1       215,548   3.9      16,000   1.0
Lower basic tax rate on
  earnings of foreign
  subsidiary               (111,815)(1.4)         -      -         -      -
Utilization of previous
  years' losses                -      -       (721,000) (13.1)   (742,000)(46.2)
Other                      (224,945)(2.9)       60,000    1.1       9,254   0.6
                        $ 3,252,354 41.9%  $ 2,002,995   36.5%  $    -       - %

11.    Reduction of capital
       During 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of the share-holders dated August 15, 1997. The reduction in share capital was applied against the opening deficit of $9,886,961.

12.    Commitments

       The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years as follows:

       2001                                                         $ 2,805,580
       2002                                                           2,540,668
       2003                                                           2,023,681
       2004                                                           1,886,214
       2005                                                           2,319,982
                                                                    $ 11,576,125
13.    Financial instruments
  (a) The carrying value and estimated fair values of the Company's financial instruments are as follows:

       (i) The carrying amounts of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

      (ii)  The fair value of the mortgage receivable cannot be determined.

     (iii) The fair values of the Company's capital leases, revolving credit facility and term loan approximate their carrying values that bear interest at current market rates. The carrying values of the loans payable to landlords and the non-interest-bearing promissory note approximate their fair values based on the Company's current borrowing rate.

      (iv) The fair value of foreign currency contracts are estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate agreements. The carrying amounts of the contracts are nil and the fair value as at September 30, 2000 is ($143,015) (1999 - $16,928).

  (b)  Risk management activities:

       (i)  Currency risk:
            During 2000, the Company entered into foreign currency contracts to manage certain of its exposures to foreign currency risk. The Company has provided as security all of Watt's assets to support these financial instruments. As at September 30, 2000, the Company had outstanding foreign exchange contracts to sell US$3,135,000 (1999 - US$3,839,000) in exchange for Canadian dollars over a period of 12 months at a weighted average exchange rate of Cdn$1.46
            (1999 - $1.47).

            During the year, the Company established a US$8 million revolving credit facility. This facility serves as a hedge against the Company's investment in its U.S. operations, managing exposure to foreign currency risk. The Company's promissory note with Gilchrist (note 2(a)) serves as a hedge against the Company's investment in its U.K. operations, managing exposure to foreign currency risk.


34

envoy annual report 2000

       (ii) Credit risk:
            The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2000, the Company has no customers which represent greater than 10% 1999 - one customer represented 15.4%) of accounts receivable.

            The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

14.    Segmented information

       The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as a global business and has no distinct operating segments.

  (a) The Company's external net revenue by geographic region based on the region in which the customer is located is as follows:
                                           2000          1999           1998
       Net revenue:
         Canada                       $ 21,980,668   $ 19,153,216   $ 13,491,015
         United States                  32,559,550     22,633,909           -
         United Kingdom and
           Continental Europe            4,066,017           -              -
                                      $ 58,606,235   $ 41,787,125   $ 13,491,015

  (b) The Company's identifiable assets for each geographic area in which it has operations are as follows:
                                                         2000           1999
       Capital assets:
         Canada                                      $  7,597,499   $  6,772,417
         United States                                    805,482      1,097,069
         United Kingdom and
           Continental Europe                           2,045,644           -
                                                     $ 10,448,625    $ 7,869,486

                                                         2000           1999
       Goodwill:
         Canada                                      $ 22,438,433   $ 10,357,020
         United States                                 16,654,008     11,559,245
         United Kingdom and
           Continental Europe                           7,615,483           -
                                                     $ 46,707,924   $ 21,916,265

  (c)  The Company's external net revenue by type of service is as follows:

                                          2000          1999           1998
       Net revenue:
         Advertising and marketing     $ 28,772,421  $ 30,317,254   $ 13,491,015
         Design                          22,247,353     9,420,744           -
         Technology                       7,586,461     2,049,127           -
                                       $ 58,606,235  $ 41,787,125   $ 13,491,015

  (d) In 2000, the Company had one customer that represented 11.3% of net revenue. In 1999 and 1998, the Company had different customers that represented 10.3% and 18% of net revenue, respectively.


35

Financials

15.    Comparative figures
       Certain of the comparative figures have been reclassified to conform with the current year's financial statement presentation.

16.    Subsequent events

  (a) On November 6, 2000, the Company announced that it has entered into a non-binding agreement to acquire all of the outstanding shares of Leagas Delaney Group Limited, a London-based international advertising agency. Under the terms of the acquisition, the maximum consideration is approximately $132,000,000 (60,000,000 british pounds), of which $29,550,400 (13,432,000 british pounds) in cash consideration along with 2,500,000 common shares of the Company is due upon closing. Concurrent with the acquisition of Leagas Delaney Group Limited, the Company will repay secured loan notes of Leagas Delaney Group Limited in the amount of $5,555,000 (2,525,000 british pounds) and will redeem the cumulative participating preference shares in the amount of $94,600 (43,000 british pounds). The total cash consideration for this acquisition is $35,200,000 (16,000,000 british pounds). Additional consideration may be paid over a four-year period if certain performance milestones are achieved. This consideration is to be satisfied by the delivery of a maximum of 6,944,000 common shares of the Company and a maximum of 10,000,000 british pounds in cash.

  (b) On September 6, 2000, the Company announced that it has entered into a non-binding agreement to acquire all of the outstanding shares of The International Design Group, a Toronto-based international retail planning and design firm. Under the terms of the acquisition, the maximum purchase price is approximately $5,000,000, of which $1,250,000 in cash consideration along with 61,728 common shares of the Company is due upon closing. Additional consideration may be paid over a three-year period if certain performance milestones are achieved. The earn-out amounts will be satisfied by a maximum of $2,000,000 in cash and a maximum of 154,321 common shares of the Company.

17. Reconciliation to United States generally accepted accounting principles These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) as applied in Canada. Set out below are the material adjustments to net earnings for the years ended September 30, 2000, 1999 and 1998 required in order to conform to U.S. GAAP.

                                           2000          1999          1998
       Net earnings:
         Net earnings for the year based
           on Canadian GAAP            $ 2,910,427   $ 2,876,763   $ 1,502,799
         Adjustment to income tax
           provision (a)                      -         (721,000)     (711,000)
         Stock-based compensation
           expense (b)                        -         (226,965)         -

       Net earnings for the year based
         on U.S. GAAP                  $ 2,910,427    $ 1,928,798    $ 791,799

       No material adjustments are required in order to conform shareholders' equity based on Canadian GAAP to shareholders' equity based on U.S. GAAP.

       Summary of accounting policy differences:
       The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

  (a)  Income taxes:

       U.S. GAAP requires that deferred income taxes be accounted for under the liability method, whereas Canadian GAAP requires the use of the deferral method.

       Under Canadian GAAP, the Company must be virtually certain of the realization of income tax loss carryforwards and unclaimed future tax deductions at the time they arise in order to recognize the related tax benefit in its accounts. This condition of virtual certainty did not exist when the losses arose and, therefore, the related deferred income tax assets were not recorded at that time and are being recognized in earnings only when they are realized.

       U.S. GAAP requires the Company to record the deferred tax benefit associated with tax loss carryforwards and future tax deductions if the realization of amounts is more likely than not, and accordingly these amounts were recorded for U.S. GAAP purposes in 1997. As a result, the realization of these tax losses in the years ended September 30, 1999 and 1998 for Canadian GAAP purposes must be reversed under U.S. GAAP.


36

Envoy Annual Report 2000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

                                                       2000          1999
Deferred tax assets:
  Share issue costs                                 $ 981,373     $ 688,958
Less:
  Capital assets, being excess of book
    over tax basis                                     14,658        63,371
Net deferred tax asset                              $ 966,715     $ 625,587

The Company's income tax expense consists of the following:

                                         2000         1999           1998
Net earnings before income taxes
  based on U.S. GAAP                 $ 6,138,781  $ 4,641,793   $ 1,502,799

Computed tax expense (recovery) at
  basic tax rate of 44.1%
  (1999 and 1998 - 44.6%)            $ 2,707,200 $ 2,070,000      $ 670,000
Increase (decrease) in income taxes
  resulting from:
  Non-deductible goodwill amortization   689,500     265,000         46,000
  Non-deductible stock-based compensation   -        101,000           -
Lower basic tax rate on earnings of
  foreign subsidiary                    (111,800)       -              -
Other expenses deducted in the accounts
  that have no corresponding deduction
  for income taxes                       168,500     217,000          8,000
Other                                   (225,000)     60,000        (13,000)
                                     $ 3,228,400 $ 2,713,000      $ 711,000

  (b)  Stock-based compensation expense:
       U.S. GAAP requires that the excess of the fair value of options repurchased by the Company over their aggregate exercise price be recorded as compensation expense. Under Canadian GAAP, the excess of $65,965 is charged to retained earnings and, accordingly, there is no adjustment required to shareholders' equity under U.S. GAAP.

       In addition, during 1999, the Company granted stock options to non-employees as compensation for services rendered. U.S. GAAP requires that the Company measure compensation cost for these options based on their fair value at the grant date, whereas Canadian GAAP does not require the recognition of compensation expense for such options. The fair value of these options is estimated to be $161,000.

  (c)  Business combinations:
       U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Gilchrist as if it had occurred as of October 1, 1998, which are as follows:

                                                     2000            1999
       Net revenue                              $ 68,242,235    $ 55,744,775
       Net earnings                                2,602,527       1,509,570
       Basic net earnings per share                        0.14            0.10
       Diluted net earnings per share                      0.13            0.09

       U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Sage as if it had occurred as of October 1, 1998, which are as follows:

                                                     2000            1999
       Net revenue                              $ 63,102,395   $ 49,359,412
       Net earnings                                  950,950      3,303,875
       Basic net earnings per share                        0.05           0.22
       Diluted net earnings per share                      0.05           0.20


37

Financials

       U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Watt as if it had occurred as of October 1, 1997, which are as follows:

                                                     1999           1998
       Net revenue                              $ 49,286,614   $ 24,024,264
       Net earnings                                1,684,125        502,512
       Basic net earnings per share                        0.11           0.05
       Diluted net earnings per share                      0.10           0.05

       U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Devlin as if it had occurred as of October 1, 1997, which are as follows:

                                                     1999           1998
       Net revenue                             $ 41,932,376    $ 14,084,384
       Net earnings                               1,853,251         694,587
       Basic net earnings per share                       0.13            0.07
       Diluted net earnings per share                     0.11            0.07

       U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Hampel Stefanides as if it had occurred as of October 1, 1997, which are as follows:
                                                                    1998
       Net revenue                                             $ 32,187,996
       Net earnings                                                 169,250
       Basic net earnings per share                                       0.02
       Diluted net earnings per share                                     0.02

       U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Promanad as if it had occurred as of October 1, 1997, which are as follows:

                                                                    1998
       Net revenue                                             $ 17,511,092
       Net earnings                                               1,060,199
       Basic net earnings per share                                       0.11
       Diluted net earnings per share                                     0.10

  (d)  Net earnings per share:
       Earnings per common share amounts in accordance with U.S. GAAP are based on U.S. GAAP net earnings. The calculation of basic net earnings per share is the same under both Canadian and U.S. GAAP. However, for purposes of calculating diluted net earnings per share, the dilutive effects of outstanding options and warrants is computed by applying the treasury stock method under U.S. GAAP, which is not permitted under Canadian GAAP.

       Basic net earnings per share under U.S. GAAP for the year ended September 30, 2000 is $0.15 (1999 - $0.13; 1998 - $0.08). Diluted net earnings per share under U.S. GAAP for the year ended September 30, 2000 is $0.15 (1999 - $0.12; 1998 - $0.08).

       The diluted weighted average number of shares outstanding is calculated as follows:

                                           2000          1999          1998
       Weighted average basic number
         of shares outstanding          19,156,626     14,750,247   10,075,366
       Dilutive effect of:
         Special warrants                     -           786,575         -
         Warrants                               75          8,885       17,402
         Options                           773,276        682,732      186,085

       Weighted average diluted number
         of shares outstanding          19,929,977     16,228,439    10,278,853


38

Envoy Annual Report 2000

  (e)  Stock-based compensation disclosures:

       The Company measures compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company's circumstances would not be materially different from compensation expense as determined under Canadian GAAP, except as disclosed in note 17(b).

       Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 123 (SFAS 123), the Company's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

                                          2000          1999          1998
       Net earnings in accordance with
         U.S. GAAP as reported        $ 2,910,427   $ 1,928,798    $ 791,799
       Pro forma net earnings           1,853,385     1,335,046      606,018
       Pro forma basic earnings per share       0.10          0.09         0.06
       Pro forma diluted earnings per share     0.09          0.08         0.06

       Pro forma net earnings reflect only those options granted during the five years ended September 30, 2000. Therefore, the full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the expected lives of the options and the compensation cost for options granted prior to October 1, 1995 is not considered. The notional compensation expense associated with the Company's options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.

       The weighted average estimated fair value at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2000 was $3.07 per share (1999 - $1.20; 1998 - $0.73).

       The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

                                           2000           1999           1998
       Risk-free interest rate             4.70%          4.70%          4.70%
       Dividend yield                       -              -              -
       Volatility factor of the future
         expected market price of the
         Company's common shares            60%            40%            22%
       Weighted average expected life
         of the options                 2.56 years     2.50 years     1.75 years

       The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

       For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

  (f)  Comprehensive income:
       The Company's comprehensive income represents U.S. GAAP net earnings plus the change in the cumulative translation adjustment account, in respect of foreign operations as follows:

                                          2000           1999           1998
       Net earnings for the year in
         accordance with U.S. GAAP     $ 2,910,427   $ 1,928,798     $ 791,799
       Decrease (increase) in cumulative
         translation adjustment account    180,516      (494,844)         -
                                       $ 3,090,943   $ 1,433,954     $ 791,799


39

Financials

  (g)  Reduction of capital:
       In 1997, the share capital of the Company was reduced by $9,886,961, pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders' equity, under U.S. GAAP, capital stock would be increased by $9,886,961 and retained earnings would be decreased by $9,886,961 as at September 30, 1999 and 1998.

  (h)  Statement of cash flows:
       The Company has disclosed cash flow from operations per share, which is not permitted under U.S. GAAP.

       (i)  Other disclosures:
            U.S. GAAP requires the Company to disclose the following items, for which disclosure is not required under Canadian GAAP:

          (i) The allowance for doubtful accounts as at September 30, 2000 was $493,659 (1999 - $285,570).

         (ii) Rent expense under operating leases for the year ended September 30, 2000 amounted to $1,680,822 (1999 - $1,187,989;
               1998 - $626,874).

        (iii) As at September 30, 2000, the Company had a $15,218,794 (1999 - $1,000,000) unused line of credit.

         (iv) U.S. GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 2000 were $7,492,551 (1999 - $7,031,774). At September 30, 2000, accrued liabilities included $2,100,651 related to additional consideration for the acquisition of Hampel Stefanides (note 2(e)) and $935,439 related to accrued acquisition expenses. At September 30, 2000, there were no other accrued liabilities that exceeded 5% of current liabilities.

          (v) The Company has disclosed both net earnings before goodwill amortization and net earnings per share before goodwill amortization, which are not permitted disclosures under U.S. GAAP.

  (j)  Recent accounting pronouncements:
       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for the Company's fiscal year ending September 30, 2001. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

       The Canadian Institute of Chartered Accountants has issued two pronouncements entitled Income Taxes and Employee Future Benefits, both of which are effective for the Company's first quarter of its fiscal year ending September 30, 2001. Management believes the adoption of these pronouncements will not have a material effect on its consolidated financial statements.


40

envoy annual report 2000

Shareholder Information
Envoy Communications Group Inc.

HEAD OFFICE               OFFICERS                 AUDITORS

26 Duncan Street          Geoffrey Blaine Genovese KPMG LLP
Toronto, Canada M5V 2B9   President & CEO          Yonge Corporate Centre
Telephone: (416) 593-1212                          4120 Yonge Street, Suite 500
Facsimile: (416) 593-4434 J. Joseph Leeder         Toronto, Canada M2P 2B8
www.envoy.to              Vice President & CFO

DIRECTORS                 Stephen J. Miller        LEGAL COUNSEL
                          Vice President           Blake, Cassels & Graydon LLP
Geoffrey Blaine Genovese  Corporate Development    Box 25, Commerce Court West
President & CEO                                    Toronto, Canada M5L 1A9
Envoy Communications      John H. Bailey
  Group Inc.              Corporate Secretary      INVESTOR RELATIONS
                                                   Carabiner Inc.
Don Watt                  AUDIT COMMITTEE          (416) 599-2256
Chairman                                           1 800 761-4944
Watt International        John H. Bailey
                          David I. Hull            ANNUAL SHAREHOLDERS
John H. Bailey            Hugh Aird                MEETING
Barrister & Solicitor
BCom, LLB, LLM            COMPENSATION COMMITTEE   Tuesday, March 6, 2001
                                                   11:00 am
David I. Hull             John H. Bailey           TSE Conference Centre
President                 David I. Hull            Exchange Tower
Hull Life Insurance       Duncan Shirreff          130 King Street West
  Agencies Inc.                                    Toronto, Canada M5X 1E3
                          TRANSFER AGENT
Hugh Aird                                          STOCK TRADING
Chairman                  Montreal Trust           INFORMATION
DRIA Capital Inc.         100 University Avenue,
                          11th floor               Toronto Stock Exchange ECG
                          Toronto, Canada M5J 2Y1  NASDAQ Exchange ECGI
Duncan Shirreff
Vice President & Director BANKERS
Yorkton Securities Inc.
                          Bank of Montreal
                          One First Canadian Place
                          100 King Street West
                          Toronto, Canada M5X 1A3

                          Fleet Bank
                          1185 Avenue of the Americas
                          New York, New York, U.S.A. 10036